
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

May 18, 2009

Daryl Bible
Chief Financial Officer
BB&T Corporation
200 West Second Street
Winston Salem, North Carolina 27101

> **RE: BB&T Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-10853**

Dear Mr. Bible,

We have reviewed your letter filed on April 30, 2009 and have the following comment. Where indicated, we think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

December 31, 2008 Form 10-K

Note 3. Securities, page 99

1. We note your response to comment one and proposed revised disclosure in future filings in your letter dated April 30, 2009. Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial

statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each security downgraded to below investment grade by a rating agency in which impairment is not determined to be other than temporary, please revise future filings starting with your June 30, 2009 Form 10-Q to disclose the information included in Summary Analysis Supporting Conclusions section of your response.

   As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your response to our comment, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comment.

   You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief